Filed by ConocoPhillips

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Concho Resources Inc.

Commission File No. 001-33615

Date: October 19, 2020

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Acquisition of Concho Resources in All-Stock Transaction Company Participants Ellen DeSanctis, Senior Vice President of Corporate Relations Matt Fox, Executive Vice President and Chief Operating Oﬃcer Ryan Lance, Chairman and Chief Executive Oﬃcer Tim Leach, Chairman of the Board and Chief Executive Oﬃcer W. L. Bullock, Executive Vice President and Chief Financial Oﬃcer Other Participants Alastair Syme, Analyst Bob Brackett, Analyst Brian Singer, Analyst Doug Leggate, Analyst Jeanine Wai, Analyst Jeoﬀrey Lambujon, Analyst Leo Mariani, Analyst Neil Mehta, Analyst Paul Cheng, Analyst Roger Read, Analyst Ryan Todd, Analyst Scott Hanold, Analyst Unidentiﬁed Participant Presentation Operator Welcome to the ConocoPhillips Market Update Call. My name is Sheryl and I will be your operator for today's call. At this time, all participants are in a listen-only mode. Later, we will conduct a question-and-answer session. (Operator Instructions) Please note that this conference call is being recorded. I will now turn the call over to Ellen DeSanctis, you may begin. Ellen DeSanctis{BIO 2230093 <GO>} Thank you, Sheryl, and good morning, everyone. Thank you for joining today's call to discuss this morning's announced transaction between ConocoPhillips and Concho Resources. Our speakers today will be Ryan Lance, our Chairman and CEO; Tim Leach, Page 1 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Concho's Chairman and CEO. We also have Matt Fox, our EVP and Chief Operating Oﬃcer; and Bill Bullock, our EVP and Chief Financial Oﬃcer. We have a presentation deck for the call that describes highlights of today's transaction. The deck is available from our website and we will post a replay of this call as soon as it's available. A couple of important administrative reminders. We will use some non-GAAP terms this morning and reconciliations to the nearest GAAP measure are included in today's release and on our website. And please note that we will make some forward-looking statements based on current expectations this morning, as well as statements about the proposed business combination between ConocoPhillips and Concho. A description of the risks associated with forward-looking statements and other important information about the proposed transaction can be found in the joint press release and on Slides 2 through 4 of the Investor Presentation we will use today. All of these are incorporated by reference for purposes of this conference call. And now, I will turn the call over to Ryan. Ryan Lance{BIO 16230855 <GO>} Thank you, Ellen, and good morning everyone. We're certainly pleased you could join us at this early hour for what we believe is an exciting and transformational announcement for our industry. I'll begin on Slide 5 with a couple of short, but powerful statements that describe the premise for this transaction. Tim and I, both agree that sector consolidation is both necessary and inevitable. However, today's transaction is not just another industry deal. Neither of us needed to do a transaction to ﬁll a gap in our portfolio or ﬁx something. Instead, Tim and I are jointly making a commitment to lead what we believe is a structural change for our vital industry. We both believe our industry need solutions that address the lack of scale, poor returns and increasingly the challenges and opportunities of environmental, social and governance matters. We believe today's combination satisfy these industry issues and ushers in a new era of energy leadership to meet the future. We are both excited to be part of creating a compelling company that can deliver superior returns and performance with purpose for all our stakeholders. Let me quickly cover some of the highlights of this transaction in three parts: the transaction terms; leadership and governance; and conditions in timing. The combination creates a truly formidable company with enterprise value of about $60 billion. Under the terms of the all-stock transaction, Concho's shareholders will receive 1.46 shares of ConocoPhillips common stock for each share of Concho. Upon closing, ConocoPhillips shareholders will have a 79% equity ownership and Concho shareholders will have a 21% equity ownership in the combined company. Page 2 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 You'll hear me say this a couple of times on the call, but one of the most important aspects of this transaction is that it ﬁts within the clear, long-held criteria we've laid out to the market for M&A. We've said, any deal must support our disciplined ﬁnancial and operational framework. And we've also said that the all-in costs of supply of the transaction must be less than $50 per barrel WTI. Upon closing, Tim will join our Board of Directors and our executive leadership team. Tim will be named the Executive Vice President and President Lower 48. This transaction signiﬁcantly enhances our competitive position in Midland and I look forward to welcoming Tim and his extensive experience to ConocoPhillips. The transaction is subject to the approval of both ConocoPhillips and Concho stockholders, regulatory clearance and other customary closing conditions. It's expected to close in the ﬁrst quarter of 2021, and Tim and I have every reason to believe we will hit the ground running when it does. As I mentioned a moment ago, this transaction didn't raise --arise from needing to ﬁx anything for either company. Instead, this deal is about consolidating two high-quality companies to create a leading company with scale and relevance. (inaudible) our strong merits across the critical drivers for our business, which are listed on Slide 7. This list explains why we believe this is an exceptional transaction. It all starts with returns --returns on and returns of capital through cycles. Tim and I believe this deal oﬀers a truly compelling way to invest in the sector. This deals combines two best-in-class portfolios to create a resource base of approximately 23 billion barrels of oil equivalent with a less than $40 per barrel WTI cost of supply and an average cost of supply that's less than $30 per barrel WTI. Asset quality matters in this business, but so those margin. With this transaction, we expect to achieve $500 million a year in reoccurring costs and capital savings. As you will see later in the call, the transaction is immediately accretive on key ﬁnancial metrics based on consensus, including ROCE, cash ﬂow and free cash ﬂow. Both Concho and ConocoPhillips bring investment-grade balance sheets to the deal. The combined entity balance sheet is strong and resilient. And last, but not least, Tim and I agree that ESG performance is an imperative. Our companies have a long track record of and commitments to ESG stewardship. We know that a safe company is a successful company. We believe in our value-based cultures and the talent of our workforces, and we recognize that our combination provides a platform for taking leadership position in ESG. That summarizes the compelling features of this transaction and it will also serve as our GPS for today's presentation. Slide 8 should look very familiar to many of you. This is our proven value creation framework on a page. It's a framework I know Tim values. We have to run this business for Page 3 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 the realities of price uncertainty, capital intensity and maturity. And we've added one more reality, a strong focus on environmental, social and governance matters. You saw in this morning's announcement, we've adopted a Paris-aligned climate risk strategy that includes new emissions intensity reduction targets among other steps. We are the ﬁrst US-based oil and gas company to take this step. Our foundational principles shown in the middle drive strong performance against these realities. You need a strong balance sheet, you need to expand cash ﬂows, especially free cash ﬂows, you need to return capital to owners and generate improving returns over time. And we have to do our part to reduce emissions while helping to meet the demand for energy globally. Finally, on the right, our framework speciﬁes how we operationalize our priorities through clear, consistent stakeholder priorities. The combination with Concho is an aﬃrmation of our mutual commitment to this framework for value creation. Now, let me turn it over to Tim. Tim Leach{BIO 15899422 <GO>} Good morning and thank you, Ryan. Concho's come a long way since its founding in 2004. Thanks to the hard work of our team, today Concho is one of the largest unconventional shale producers, not just in the Permian Basin, but in the US. We have high-quality asset base, a culture of operational excellence, safety and eﬃciency, and a strong balance sheet. We have long succeeded by taking bold actions and evolving as our markets change. We've built Concho based on this strategy and more recently, our strategic focus on prudent growth, eﬃcient operations, growing free cash ﬂow and returning capital to shareholders. We've raised the bar every step of the way and we intend to continue to do so going forward. With the recent market volatility, the global pandemic and the shift in the way the market has come to value E&P companies, we recognize that our markets have once again changed. And once again, we're taking action. From a position of strength and in light of the market trends, our Board and management team conducted a thorough review of a wide range of options and determined that this transaction is the best path forward for Concho and our shareholders. We believe this transaction reﬂects the strength of our assets and the quality of our people. So with that, let me provide some more color on where we are, where we are going and how this transaction will create value for our shareholders. First, despite the challenging market environment, Concho is operating really well. The third quarter of 2020 --in the third quarter of 2020, we delivered excellent results. Page 4 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Estimated results for the quarter include oil production volumes of approximately 200,000 barrels per day with capital expenditures of roughly $280 million and cash ﬂow from operations exceeding $600 million. However, we're not only looking to manage through this quarter or even this year, we're focused on the sustainable and consistent long-term growth and success of our company and passing those results onto shareholders, which is why this merger makes so much sense. We believe that with ConocoPhillips, we are derisking our business and can apply our assets, capabilities and performance to the business model of the future. After closing, our combined company will be well capitalized, have enhanced capital ﬂexibility and a leading commitment to sustainability. Together, we will create a stronger business that ﬁts this model. In the past, I've spoken about the need for scale. Today, scale has never been more important. Through this transaction we are joining Concho with a larger, diversiﬁed energy company with even more size and resources to create value in today's markets and beyond. Through this transaction, our shareholders will receive a premium for their shares in the form of ConocoPhillips stock, allowing them to participate in the upside potential of our combined business. The transaction price represents a 15% premium over our last unaﬀected trading day last Tuesday. The combination will be immediately accretive to key metrics and shareholders will receive ConocoPhillips shares, a highly liquid heavyweight stock with a superior track record of value creation. In addition, shareholders will beneﬁt from ConocoPhillips' attractive dividend and capital return philosophy. In addition to the value we are creating for shareholders, one of the most important parts of this transaction for us is the beneﬁts to our local communities and we're very pleased with the enhanced competitive position this will bring to Midland. We remain dedicated to building on our record of citizenship, sustainability and responsibility. We know that these are priority areas for ConocoPhillips as well. Together, we will continue investing in and enhancing the places where we live and work. Before I turn the call over to Matt, I want to thank our employees for their continued hard work and dedication. They have always been the cornerstone of our success. It's their commitment to working together safely and as a team that has enabled us to grow and succeed throughout Concho's history. I'm excited to be joining ConocoPhillips Board and management, and to be leading the Lower 48 team. I'm also excited about the opportunities ahead for our employees as part of this larger organization. We look forward to working closely with Ryan and his team to complete this transaction, and deliver its compelling beneﬁts to our shareholders, employees, business partners and our communities. With that, let me turn it over to Matt. Page 5 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Matt Fox{BIO 17224770 <GO>} Thanks, Tim. My goal in this morning's call is to lay out the merits of this transaction in more detail. I'll start with a view of the combined portfolio on Slide 9. You can see the geographical diversiﬁcation of the companies on the map (inaudible) reporting segments. On the bottom left chart, you'll see the 2019 pro forma production split on the same basis. About 50% of our production will be in the Lower 48, 15% in Alaska, with the remaining quarter or so from outside the US. The pie chart on the top left shows the geographic split of the combined resource. The combined company will have 23 billion barrels of resource with a cost of supply below $40 WTI and an average cost of supply below $30. That's more than a 50% resource increase of 8 billion barrels from our current 15 billion barrels. Out of our total resource base, 57% will be in the Lower 48. Canada will be the second largest contributor at 19% and the remainder is split evenly between Alaska and resource outside North America. Post closing, we will provide our usual detailed cost of supply curve to give you further granularity across the portfolio. But the bottom line is, this transaction results in a diverse, low cost of supply, truly best-in-class resource base. So what does best-in-class mean? To us, it means scale, diversiﬁcation and low capital intensity. On Slide 10, we compare our production to our E&P competitors. On this basis, the combined company will be the largest E&P company in the world, with production of over 1.5 million barrels equivalent a day. So the scale criterion is met. The investment class is not just about being big. We think diversiﬁcation matters too. The chart on the right shows that we will be the most diverse independent with production coming from four distinct megatrends; conventional, unconventional, LNG and oil sands. And low capital intensity is important, because it drives free cash ﬂow and capital intensity is driven by base decline. Obviously, we are adding to our unconventional position and that will modestly increase our underlying base decline rate. So we estimate that across the range of potential capital plans, our average decline rate will still be less than 12% over the next 10 years, that's 2 percentage points higher than last year's plan, but still will be well below all our large independent peers. Zooming into Lower 48 unconventional position on Slide 11, the combined company will hold over 1.5 million net acres in Delaware, Midland, Eagle Ford and Bakken unconventional plays with about 17,000 remaining drilling locations with less than $40 a barrel of cost of supply. On the right, there is a four pack of indicative single well cost of supply in these big four unconventional basins based on third-party data. Red is good. The focus areas of ConocoPhillips and Concho's primary acreage are highlighted in the rectangles. You can see we're in the heart of the sweet spots and not by accident. These portfolios were both crafted with the same concept and length. Lasting competitive advantage in this business comes from the quality of the works [ph]. Page 6 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Moving to Slide 12, our combined company Lower 48 business will be one of the biggest unconventional producers with 430,000 barrels per day of net oil in 2019. And you can see in the pie graphic that we're pretty balanced among the four plays. Many of you will recognize the graphic on the right side of the page. It's the optimized plateau model we showed at the last year's analyst meeting. This describes how we think about the pace of development that optimizes value and capital eﬃciency, and leads to high return through the cycles. The model represents economically rational criteria for how we develop our assets and we will apply these criteria across our whole portfolio. And as long as we are not developing anything with an incremental cost of supply above $40 a barrel, we believe we're ensuring high returns for shareholders through the cycles. And zooming in further to the Permian on Slide 13, the addition of Concho's 550,000 acres of premier consolidated position results in a total of more than 700,000 acres of high-quality land across the Delaware and Midland Basins. In addition to the competitive cost of supply of this resource, at less than 10 kilograms of carbon per BOE, it's also some of the lowest greenhouse gas intensity oil produced anywhere in the world and it will make a signiﬁcant contribution to overall climate risk mitigation strategy. This expanded portfolio will allow us to optimize our disciplined investment philosophy across a broader platform, further enhancing returns. As Ryan and Tim said in their opening, we believe the industry is entering a new era, an era where low cost, high quality operators will distinguish themselves. And today's combination certainly brings together high quality operators and portfolios, but also presents an opportunity to reduce costs. And that's what described on Slide 14. We anticipate $500 million of recurring annual cost and capital reductions associated with the transaction. That translates directly to an increase in free cash ﬂow and an NPV of roughly $5 billion. Based on Friday's close and the deal's exchange ratio, that by itself represents a value addition of over $3.50 a share. So where is this reduction source? That's shown in the waterfall chart on the left. We will see a $100 million of direct reductions associated with the merger from elimination of duplicate G&A costs and Board positions, oﬃces and corporate costs. With the addition of Concho's 8 billion barrels of resource, we're going to focus our exploration activities only in existing business units that have remaining exploration potential like Alaska, Norway and Malaysia. This will result in a reduction in the annual CapEx we had planned for exploration, some $300 million a year, to $150 million. We'll also see an associated reduction in G&A and G&G spending. The aggregate reduction from exploration over $250 million a year. And this is clearly a strategic shift for the company that we see is merited with our expanded resource base and in the new era of resource abundance. These two categories, direct cost and exploration, can be considered as reductions directly associated with the deal, but also as part of the integration of the two companies, we intend to streamline our broader corporate and regional organization structure to Page 7 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 increase the eﬃciency of our support to the regions. That represents another $150 million of cost structure improvements. These cost reductions will be achieved as we go through 2021, and be fully implemented by the start of 2022. But there are additional opportunities to improve free cash ﬂow that we haven't fully quantiﬁed yet and they are described on Slide 15. We've identiﬁed three areas where we believe we can realize additional free cash ﬂow improvements over time as we integrate our organizations. First, through commercial and marketing activities, ConocoPhillips is already one of the top natural gas marketers in the US and we have a very strong team that adds margin across the board from our operations and trading positions. This expanded Permian position will oﬀer opportunities to spread their expertise across more product volume and we expect that to show up as improved margin over time. Second, we recognize Concho has signiﬁcantly more experience and expertise at drilling and completion activities in the Permian than we have. That means they are further down the learning curve than we are and we can apply that knowledge to jump to Concho's position on the curve with our existing Permian position. That experience can be passed onto our other unconventional plays too, and we'll be able to more fully leverage learnings that we've had across the Eagle Ford, Bakken and Montney plays into the Permian. Facilitating this cross-fertilization will be a critical focus of the transition team, because we expect the capital savings and recovery improvements from sharing expertise and technology could be signiﬁcant. And third, we expect to see supply chain beneﬁts from our increased scope in the Lower 48 through logistics optimization and other economies of scale. So these represent currently unquantiﬁed savings associated with the transaction and we will be all over this in 2021 and beyond to make sure we're getting all the beneﬁts we can from a greater scope and scale. The waterfall on Slide 16 is also very familiar to ConocoPhillips' shareholders. Since 2016, we've used this to represent the capital allocation priorities Ryan describe earlier. The stacked bars on the left represent our annual sources of cash from operations and our starting cash balance. On a run rate basis when our $350 million of expected cost savings are in place, a pro forma production mix and $40 about WTI, we'd expect to generate about $7 billion in cash from operations. At $50 a barrel that would be about $10 billion. Between both companies, we would also expect to have around $7 billion of cash in the balance sheet at the end of this year. So those are the sources of cash. The uses of cash are shown as you move to the right. Our ﬁrst priority is to sustain production and pay the existing dividend. Sustaining capital for ConocoPhillips is $3.8 billion, for Concho, it's $1.3 billion, so a total of $5.1 billion. At this capital level, the free cash ﬂow breakeven price is about $34 a barrel. Page 8 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 With the expanded share count and ConocoPhillips' dividend per share, the dividend will represent a use of cash of around $2.3 billion. The aggregate of these elements of priority one is covered at roughly $41 a barrel. The second priority is to increase the dividend. That's a decision that Board makes each quarter and we'd expect to deliver steady increases over time. The third priority is to ensure we have an A-rated balance sheet at mid-cycle prices, so that in stressed price conditions we're conﬁdent we'll retain a strong investment-grade rating. The current strength of the balance sheet means no use of cash is acquired to satisfy this priority. Priority four is to supplement our dividend payment with an additional return of capital, ensure we're distributing at least 30% of our cash from operations to shareholders. Our track record over the last four years have been more than 40% returning to shareholders. Only when these four priorities are fulﬁlled, will we invest incremental capital to increase production to expand cash from operations. And any investment in priority ﬁve will be constrained by our optimized plateau approach and to our maximum incremental cost of supply of $40 a barrel. We will decide a range for this capital as we get closer to 2021, but at $50 a barrel, we'd expect both priority four and ﬁve to have some capital allocated to them. The punch line of this slide is that today's transaction on a pro forma basis enhances our ability to deliver on our priorities for value creation. Now, I'll hand the call over to Bill for comments on the ﬁnancial merits of the transaction. W. L. Bullock{BIO 3057577 <GO>} Thanks, Matt, and good morning. Slide 17 describes several of the ﬁnancial metrics that based on consensus will improve as a result of this transaction. Both our absolute free cash ﬂow and free cash ﬂow yield will improve. On consensus numbers, absolute free cash ﬂow improves by more than 50% and free cash ﬂow yield by about 20%. Our balance sheet strength is maintained. At consensus, net debt to CFO is 1.3 turns and this ratio is 1.0 or below for 2022 and 2023. And as you would expect, we've tested the pro forma plans against lower prices to assure ourselves that the plan can perform well against low price scenarios. Financial returns on capital employed to improve and earnings per share also meaningfully increase. And ﬁnally, as Matt just described, this transaction enhances our ability to satisfy our priorities. The over 50% expansion in free cash ﬂow improves the coverage of our compelling dividend and our ability to consistently meet our return of capital commitment to shareholders. So as we've said throughout the call, this deal truly improves our already strong ﬁnancial position as a Company. Page 9 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Now, let's talk about our balance sheet on Slide 18. Both companies came to this deal in a very strong ﬁnancial position and our pro forma balance sheet is structured for resilience. Both companies where committed to maintaining an investment-grade credit rating through cycles. On a pro forma basis, we'll have net debt of about $12 billion, with a distinctive level of liquidity, consisting of almost $7 billion of cash in short-term investments, plus a roughly $6 billion credit facility. That's total liquidity of about $13 billion. Over the next ﬁve years, there's only about $2 billion in maturities coming due. So we are also in very good shape there. On the right, we're showing net debt to CFO for our standalone companies, as well as on a pro forma basis. As I said earlier, we both bring strong balance sheets to this transaction and maintain a distinctive position compared to most of industry. This is a clear advantage for a cyclical business. With that, now I will turn it back to Ryan for some closing comments. Ryan Lance{BIO 16230855 <GO>} Thank you, Bill. As I said at the opening, today's transaction combines two companies with track records of and commitment to ESG excellence. Our announcement this morning to adopt a Paris-aligned climate risk framework is a clear indication of our continued commitment. We've set a target to reduce our Scope 1 and 2 emissions intensity by 35% to 45% by 2030, with an ambition to achieve net zero by 2050. We're advocating for Scope 3 emissions intensity reduction through our support for US carbon price and we've joined the World Bank Flaring initiative. Concho's low Scope 1 and 2 emissions and their leadership and modern [ph] stewardship in the Permian, is an excellent complement to our ConocoPhillips activities. We're also aligned in our commitment to social responsibility. We have a strong values-based cultures and the most talented workforces in the business, and we give where we live. On the governance front, we'll continue to have a diverse skilled Board, realigned compensation and performance, and take pride, both of us, in our disclosure and engagement practices. Tim and I are excited to elevate our commitment to ESG excellence for the beneﬁt of all our stakeholders. Now, I'll conclude where I began, with a summary of the compelling rationale for this transaction. Tim and I are eager to restore relevance and appeal to our sector, and that's what we're oﬀering today. We have a shared view of how to create value in this business. The company will have a global, diverse, low cost of supply resource base of 23 billion barrels that will be developed for returns not growth. The deal will facilitate $500 million of sustainable annual savings representing more than $5 billion of net present value. Page 10 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 The company will continue to focus on free cash ﬂow and returns that are tied to shareholder-friendly priorities. The combined balance sheet is strong and resilient, and we're taking ESG leadership to the next level. So we are extremely excited to take this step forward to usher in a new era of energy leadership. So now, operator, we'll turn it over and take questions. Questions And Answers Operator Thank you. We will now begin the question-and-answer session. (Operator Instructions) Our ﬁrst question comes from Neil Mehta from Goldman Sachs. Your line is now open. Q - Neil Mehta{BIO 16213187 <GO>} Great. And congratulations, Ryan, Matt, Ellen, Tim. I'll ask the ﬁrst question and turn it over to Brian Singer to ask the second. The ﬁrst question I had was just really on the assets. And Ryan how do you get comfortable with the federal lands risk as you are evaluating the value of Concho's assets? And then, as you think about --and recognizing you haven't provided the cost of supply curve yet and we're going to get that, the Permian versus other assets on that curve, whether it be Alaska or Qatar or something else, where does it ﬁt based on your preliminary analysis? A - Ryan Lance{BIO 16230855 <GO>} Yeah. Thanks, Neil. So yeah, we spend a lot of time thinking about federal exposure and I think both companies have stated publicly that we have enough assets on the non-federal acreage to support development for a decade and beyond. So I think while we recognize that people are talking about federal exposure, we don't --we believe all the leases, they're held. So it's just a matter of permitting and going through the regulatory process. And we think these are resources that are important to get developed, they will get developed over time and they're going to be needed to supply the energy for the world. So we felt comfortable with the risk. It's not materially increased at all with this addition of Concho, because we both had similar plans in place to mitigate against that risk. And I would say --I'll let maybe Matt chime in also on the cost of supply for a second. We'll be in the process of looking at that and as we said in the prepared remarks, we'll be publishing that as we get through the transaction close, close the deal and start thinking about the combined plans. Matt, would you add maybe a bit to that? A - Matt Fox{BIO 17224770 <GO>} Yes, Ryan. Neil, the cost of supply of Concho's Permian acreage is in the low to mid $30s. So it's a huge tranche of extra resource that ﬁts well under our criterion of $40 a barrel, and it's competitive with our other unconventionals, is competitive with things like the Willow project in Alaska. So it's certainly going to attract capital. Page 11 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Q - Brian Singer{BIO 4404674 <GO>} Thanks to all of you. It's Brian Singer and I appreciate the opportunity and the call here. First, just a question for Tim. Tim, you mentioned that you and the Board looked across options in the market and you highlighted the similarities in how Concho and Conoco look at the values of low leverage, capital and corporate returns and following emissions intensity. As you looked at the go-it-alone scenario versus the combined scenario, what were the primary factors that drove you away from the go-it-alone scenario? A - Tim Leach{BIO 15899422 <GO>} Yeah That's a great question I mean, Ryan and I started talking about the company of the future quite a while ago and discovered that we shared a lot of the same views. And Concho is running a great business and kind of hitting on all cylinders right now. But I think size and scale are the driving factors today and as the size and scale that we are today with an underlying decline rate that approaches 40%, it's hard to distribute cash back to the shareholders as rapidly as we can in this new model. So that was really what drove the decision between the go-it-alone and this combination. Operator Thank you. Our next question comes from Jeanine Wai from Barclays. Your line is now open. Q - Jeanine Wai{BIO 16974257 <GO>} Hi. Good morning, everyone. A - Ryan Lance{BIO 16230855 <GO>} Good morning. Q - Jeanine Wai{BIO 16974257 <GO>} Good morning. I guess my ﬁrst question is on the future global exploration program. It sounds like in order to make room for Concho, Conoco's de-emphasizing this eﬀort by about $250 million a year. And the presentation indicates refocusing exploration going forward. So I was just wondering if you could provide a little bit more commentary on what that program will look like? And on a related note, has your view on potential larger future development projects, for example, in Qatar or Willow, has that changed at all? I wasn't sure if Willow was included in your remarks. A - Matt Fox{BIO 17224770 <GO>} Yeah. I'll help you with that Jeanine. Yeah. At the moment, we have quite an active new ventures exploration program looking for opportunities that meet our development cost of supply criterion away from our existing business units. What we intend to do now is to really focus only on those business units that have remaining exploration potential, because the addition of this resource from Concho means that we just really don't need to spend that money to add additional resource at this time. So that's the underlying rationale associated with the --to do exploration across places like Alaska and Norway Page 12 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 and Malaysia. We only need something like $150 million a year on an average to do that. So that's where those source of reductions are and of course, that also comes with some G&A and G&G reduction. So that's the reason for the $250 million. In terms of the other projects, no, this doesn't change our view of projects like Willow or NFE. We are a Company with adequate scale to include some longer cycle projects in our development portfolio as long as they have low enough cost of supply to compete for capital, and those two and the others that we would pursue meet that criterion. So no, it doesn't change our view of developing other projects. A - Ryan Lance{BIO 16230855 <GO>} And I would add, Jeanine, that those projects are important as well, because ultimately they lower the capital intensity in the portfolio. So having a mix of those are important. Operator Thank you. Our next question comes from Alastair Syme from Citi. Your line is now open. Q - Alastair Syme{BIO 1729060 <GO>} Hi, everyone. Congratulations on the deal. Look, I wanted to come back on the NPV premium [ph] curve on Slide 12, and then relate that back to the pro forma sustaining capital number of $5.1 billion. Can you give us an indication in terms of rig activity in a $40 oil world, what you're implying you would have to do as you go into 2021? Thank you. A - Matt Fox{BIO 17224770 <GO>} Yeah, Alastair. We will give more color on that as we roll out the budget, but we've been pretty clear in the past about the Conoco's sustaining capital level and Concho has given some indications recently of theirs. Exactly how we allocate rigs across the plays and the number of rigs of course is inﬂuenced by the equity across the plays as well, right. We will decide that later, but there's a lot of ﬂexibility if we ﬁnd ourselves in a prolonged period of $40 a barrel and we want to simply run at sustaining capital levels. That's something that we have the capacity to do. I mean, both companies right now are more or less at sustaining capital levels in the second half of the year. Q - Alastair Syme{BIO 1729060 <GO>} Matt, is your intuition here that the combined company can run at a higher activity rates than the pro forma, or you have better access to capital to do that? A - Matt Fox{BIO 17224770 <GO>} Well, we have the capital that we need that we have directly from the cash from operations or from the cashes on the balance sheet to both run the sustaining capital and distribute a dividend to the broader shareholder base even if price is at $40 a barrel for a sustained period. Page 13 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Operator Thank you. Our next question comes from Roger Read from Wells Fargo. Your line is now open. Q - Roger Read{BIO 6161944 <GO>} Yeah. Thank you. Good morning. Congratulations on the transaction here. A - Ryan Lance{BIO 16230855 <GO>} Thank you, Roger. Q - Roger Read{BIO 6161944 <GO>} Two questions, one speciﬁc to the acquisition and one speciﬁc to the ESG side. On the acquisition side, lot of times we see these transactions there is to talk about asset sales and so forth. And I was just sort of looking at the footprint here and wondering if there is some coring up opportunities, asset swaps, direct sales other things you're looking at in the Permian? And then, the second question on the ESG front, if we think about an improvement overall in the operations, but I notice kind of Scope 3 is left out, do you see a change longer term to how you think about the oil sands within the overall framework as an ESG approach? A - Ryan Lance{BIO 16230855 <GO>} Yeah. Let me hit the ﬁrst part, maybe Matt can chime in on the second. I can add some color to that too. We haven't gotten to the point where we've talked about the portfolio. I think if you look at our Company, we've been reasonably prudent in how we think about the portfolio of assets don't compete for capital under our cost of supply or our criteria for capital allocation, we've not been shy about moving them out of the portfolio. We like all the assets that we've seen today. If there is a little bit of pruning we can do around the edges, we'll take a look at that and we'll let the market know what we're thinking as we get into the middle of that. But I think you should look at our past history over the course of the last eight years, we've certainly move things out of the portfolio that we don't believe compete for capital and again we've got a pretty rigid set of criteria around that. And I can add --let Matt add some color to the ESG. The Scope 3 emissions to your comment Roger, we recognize that's a pretty tall order for the --and we don't burn our Scope 3. Those are consumers that do that, so we've joined the Climate Leadership Council and we advocate for a price on carbon, both globally and here in the US, to address that speciﬁcally on the Scope 3 emissions. So that's how we deal with that in terms of our Paris-aligned ESG and climate risk strategy. A - Matt Fox{BIO 17224770 <GO>} Yeah. And Roger, in the press release, there is a link to some more details on our climate risk strategy on our website that will give you more background on both the Scope 1, 2 Page 14 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 and on the Scope 3 emissions, and how we're thinking about that. In terms of the oil sands, we are conﬁdent with the application of technologies that we're working on that we will bring the emissions intensity of the oil sands down over time, and improving the steam-oil ratio by mainly deploying our full control of the basins, by deploying non-condensable gas injection to supplement the steam by using solvents. We and other players in Alberta are singularly focused on doing that. We are also the leader as part of the COSIA Group in Alberta of an ex-prize of about $20 million to a winner of a competition that's been run to look at innovative ways for carbon capture and storage from combustion and things like steam generators. So that's another potential avenue to reduce the Scope 1 and 2 intensity of oil sands. So the short answer is, no, it doesn't really change our view and we can achieve these targets that we are setting there for 2030 and with the oil sands still in the portfolio. Operator Thank you. Our next question comes from Ryan Todd from Simmons Energy. Your line is now open. Q - Ryan Todd{BIO 15158570 <GO>} Great. Thanks. Congratulations guys. Maybe one high level one for you, Ryan, and then I have a more speciﬁc one on some aspects of the deal. But at a high level, I mean, as we think about the 10-year plan that you laid out and what feels like a lifetime ago at this point, I mean, this deal is clearly consistent with that plan. But maybe I'll just appreciate your thoughts. Have the events of the last year changed at all how you view the industry and your business going forward? And if so, how does this deal allow you to compete better in what feels like a fairly rapidly changing world going forward? A - Ryan Lance{BIO 16230855 <GO>} Yeah. Thanks, Ryan. No, what we announced today doesn't really change that. When we laid out the plan back in November, it was as much a philosophy for how to run a business and I think Tim talked about it earlier as well. We've been talking for quite some time and share a consistent vision about what it takes to succeed in this E&P business and bring investors back into this sector. And that's, you have to have a portfolio of low cost of supply assets that last for a long time and this combination with Concho just super charges that for our Company. And it's about low cost of supply, it's about a really strong balance sheet, it's about having a rational way to allocate capital that focuses on returns and doesn't just chase growth, it's about distributions back to the shareholders, and then, delivering 30% of your cash back to the shareholders. And then, ﬁnally, we've been talking about, you need to have a sustainable business for the long term to deal with the energy transition that faces the world. So it's all of these things wrapped together and that was the basis for the long-term plan that we laid out to the marketplace. And we tend to demonstrate that we have the resources to satisfy that kind of a plan and that kind of a value proposition. And this transaction we announced today just really greatly enhances that plan because we're augmenting bringing Concho's incredible operating machine, their low cost of supply resources and their huge position Page 15 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 in both the Delaware and the Midland basis. And it's a perfect complement to what we described back to the market back in November with our 10-year plan. Q - Ryan Todd{BIO 15158570 <GO>} Okay. Thanks. Maybe a follow-up on the waterfall chart that you have there in the presentation, which you've done a good job over the year clarifying. But is there a right way to think, I guess, on a couple of things in there? Is there a right way to think about targeted levels on the balance sheet either in terms of total debt or leverage metrics and in terms of the maintenance there? And then, on dividend growth versus buybacks within that, maybe any comments on how we should think about dividend growth, whether it's competitive with the S&P 500, or just how you balance dividend growth, buyback and leverage on that would be great? Thanks. A - Ryan Lance{BIO 16230855 <GO>} Yeah. So we're trying to manage leverage. We've got what we believe is a very strong balance sheet. You see from the chart we don't feel the need to allocate any of our existing cash to the balance sheet. We feel very comfortable with where it stands, both from a gross debt perspective and a net debt. And if we add a little bit more cash to the balance sheet for a little bit lower net debt resilience, we'll look at that as this market recovers. But in these 10 seconds, we feel like the balance sheet is in pretty good shape. On the dividend, we just believe long term, consistent, steady growth is required in the base dividend and it ought to grow consistent with the cash ﬂows and the earnings growth that comes with the company, and we believe it needs to be --it's an important and compelling part of our value proposition, and we would expect that over time, it would grow consistent with the growth and development of the Company. And then, as we get excess cash, we will ﬁgure out how to return that back to the shareholders because we recognize that the dividend in and of itself doesn't represent 30% of the cash at elevated prices. Today, it's representing suﬃcient return back to the shareholders. So we haven't needed to augment that with additional returns. But no, dividend is an important part of our value proposition and you ought to see clear, consistent, predictable increases over time and that's important in the base dividend. Operator Thank you. Our next question comes from Doug Leggate from Bank of America. Your line is now open. Q - Doug Leggate{BIO 1842815 <GO>} Thanks. Good morning, everybody. Let me add my congratulations to you all. Tim, I wonder, if I could just dig a little bit into the background of this. I'm guessing there will be an S-4 and some color, but to the extent you can, just your rationale as to why sell now? Obviously, if you look at your absolute share performance over the last several years, one could argue you're selling at the bottom of the cycle. So I'm just curious as to what led you to this point now and what this says about the standalone E&P growth model? I've got a follow-up for Matt, please. Page 16 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 A - Tim Leach{BIO 15899422 <GO>} Sure. Well you're right. All the details will appear in the ﬁlings, but I would tell you that, as I said in part of our comments that, evaluating the go-forward size and scale really become more and more important. So I guess, why now is that, we have common vision on this and creating a company that can attract capital and be a leader in that regard is the compelling reason that we wanted to move now. Q - Doug Leggate{BIO 1842815 <GO>} Matt, wonder maybe I could add a follow-up. Tim, thanks for that. This is a comment from me for what it's worth. We see very similar data with both stocks so I don't think you're giving up a whole heck of a lot of anything frankly at this level. It is a great deal all around. But Matt, maybe I could just check in with you on the housekeeping issues. The $41 breakeven, can you just conﬁrm, does that assume that synergies are realized and what's the pacing that you anticipate the synergies to be realized? And I'll leave it there. Thanks. A - Matt Fox{BIO 17224770 <GO>} Yes. Doug. That's a pro forma and that includes the synergies and we expect to have those synergies fully incorporated into run rate by the end of 2021. So we wanted to show on a pro forma basis. So some of those synergies will show up as we go through this year, obviously, but we will be at the full run rate by the end of this year. Operator Thank you. Our next question comes from Bob Brackett from Bernstein Research. Your line is now open. Q - Bob Brackett{BIO 15346675 <GO>} Good morning and congratulations. I had a couple of questions. One was just around the termination fee or a company competing proposal? Could you explain the pathway to closing this deal and what would happen if there were a counter bid? A - Ryan Lance{BIO 16230855 <GO>} Well, Bob, we have customary fees associated with the deal. We expect to close it, as we said, sometime in the ﬁrst quarter. We will be on a pathway to doing that. And it's got customary normal kinds of fees on both sides if something else were to happen. But we do not expect that to be the case. We think that this is a compelling opportunity for both the ConocoPhillips and the Concho shareholders. So we're focused on getting it done and delivering on the combined value and getting the synergies and demonstrating to both our shareholders, why this is a compelling opportunity. Q - Bob Brackett{BIO 15346675 <GO>} Great. Thanks for that. And somewhat related question would be, there is still perhaps $7 billion of cash on the balance sheet. Is that the right level of cash, or how do you think about that cash balance sheet? And maybe given the de-emphasis of new ventures, Page 17 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 what's the going-forward appetite for future acquisitions? And maybe we're putting the cart ahead of the horse there. A - W. L. Bullock{BIO 3057577 <GO>} So Bob, I'll talk about cash on the balance sheet and how we think about that. Our basic frame for thinking about cash hasn't really changed: about $1 billion for operating cash; about $2 billion to $3 billion to be able to maintain reserve cash as we go through the cycles; and anything above that would be strategic cash. So even with the consolidation, that basic level has not changed. A - Ryan Lance{BIO 16230855 <GO>} Yeah. And I'd say, going forward, we're focused on integrating these two companies and delivering the synergies that we have in front of us, but expect we will be a pretty competitive company going forward. Operator Thank you. Our next question comes from Paul Cheng from Scotiabank. Your line is now open. Q - Paul Cheng{BIO 1494607 <GO>} Thank you. Good morning, guys. A - Ryan Lance{BIO 16230855 <GO>} Good morning, Paul. Q - Paul Cheng{BIO 1494607 <GO>} I have two questions, one for Tim and one for Ryan. So Tim, I know last four years coming, but can you maybe share that during the evaluation process was Conoco the only company that you guys has been in contact or that is a pretty exhaustive process that you have contact multiple partner and now, found Conoco to be the best partner? And also whether you have an opportunity to discuss in a conﬁdential way with some of your major shareholder to get a commitment they may vote in favor of the deal? For Ryan, if we are looking at --A - Ryan Lance{BIO 16230855 <GO>} Why don't we let Tim do this one, Paul, and then you can come back to me. A - Tim Leach{BIO 15899422 <GO>} Yeah. I forgot what the question is. Q - Paul Cheng{BIO 1494607 <GO>} Okay. Thank you. Page 18 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 A - Tim Leach{BIO 15899422 <GO>} No, as I said, the Board and the management team have been evaluating all options for a long time. So we've measured lots of diﬀerent things that we could do and we think that we're clearly convinced that this combination gives our shareholders the best chance with this 100% stock transaction to participate in the upside. And we're very excited about the opportunities that it has for ways that our shareholders can win. And we've been doing this a long time so we're constantly out there roaming around and know what's going on with other companies and other opportunities. Q - Paul Cheng{BIO 1494607 <GO>} Okay. And Tim, have you talked to any of your major shareholders in a conﬁdential way and get some form of commitment they may vote in favor of the deal? A - Tim Leach{BIO 15899422 <GO>} No, we've only communicated in the ways that are appropriate at this point in time. Q - Paul Cheng {BIO 1494607 <GO>} Okay. Ryan, for your 10-year plan at some point, I think, the market will get normalized. When we are looking at the addition of the very attractive new asset base from Concho, does in any shape or form that change your development plan in Alaska and Montney? A - Ryan Lance{BIO 16230855 <GO>} No, not at this 10 seconds, Paul. I mean as Matt described in his remarks, we'll be working on getting this closed. And then, I know Concho will be working on their 2021 budget. We will be doing the same thing, Those announcements I'm sure will come later in the year. But no, longer term, we've got a lot of ﬂexibility and we'll be updating our plans for 2021 later this year, but we're moving forward with the plans that we outlined in Montney and Alaska, the things that we outlined back in November. Operator Thank you. Our next question comes from Scott Hanold from RBC Capital Markets. Your line is now open. Q - Scott Hanold{BIO 6237956 <GO>} Yeah. Thanks. Two questions, hopefully, pretty quick. And just Ryan, Matt, just to make sure I'm interpreting your view of 2020 and beyond correctly, is the plan basically eﬀectively maintenance capital spending until oil --obviously, you've got your priorities, but until oil really hits $50 or above? So would you envision not eﬀectively growing above maintenance capital unless oil is starting near $50 at this point? A - Matt Fox{BIO 17224770 <GO>} Thanks, Scott. This is Matt. Not necessarily. I mean we have the --and possibly, but not necessarily, we still have to make that decision. I probably wanted to highlight on the Page 19 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 waterfall chart what's the capital that would be required to simply maintain production and we'll certainly do that. That's the part of priority one. Whether or not we allocate some additional capital to priority ﬁve, we haven't decided yet, frankly, and we'll make that call as we get closer to the start of the year. Q - Scott Hanold{BIO 6237956 <GO>} Okay. I appreciate that. And then, on the ESG targets, I mean I think it's very commendable that you guys put this at front and center as part of the plan. And I took a quick view of your website that you all have out there. And it does have a target of net zero ambition by 2045 to 2055, certainly a very commendable eﬀort for a fossil fuel producer. But can you give us a sense on like what types of initiatives can get you there? I mean, speciﬁcally, as you look at carbon sequestration, what kind of things do you think are really important for you guys to get to that net zero ambition? A - Matt Fox{BIO 17224770 <GO>} Yeah. Scott, we have a very clear line of sight to the targets that we've laid out in the next 10 years. We have a 10-year plan that will achieve those targets. In addition to that, we have a very rigorous marginal abatement cost curve process in the Company with more than 100 diﬀerent projects and in that process just now looking for ways to make additional reductions to intensity in the Scope 1 and Scope 2 emissions. And that could include carbon capture and sequestration. It could include using renewable energy sources for Scope 2 emissions and perhaps even Scope 1 emissions. So we have a lot of diﬀerent ideas. It could include using oﬀsets. I know many people who are thinking about net zero by 2050 are thinking oﬀsets might be part of the solution. But that ﬁnal part of the emissions reduction is something that right now is aspirational, but it's not aspirational just with our ﬁngers crossed. We've got a lot of work going on to identify ways and pilot test options that will allow us to get there. And just for the avoidance of doubt, that ambition applies to Scope 1 and Scope 2 emissions also. A - Ryan Lance{BIO 16230855 <GO>} And I would say, Scott, that technology is going to advance over the coming years. So we're going to be following all of those advancements and we certainly expect emissions technology to advance at the same time such as the world does in demand and have to rely entirely on an oﬀset sort of things like that to achieve that ambition. A - Matt Fox{BIO 17224770 <GO>} And then, one more thing is that --Ryan, if you don't mind, you'll also may have seen, Scott, if you looked at our website that we intend to have a very signiﬁcant percentage of our Lower 48 large processing sites with permanent methane monitoring in place by the end of this year. About two-thirds of our production will be monitored, the largest sites here, for methane emissions. And we think we're probably the ﬁrst company to actually deploy this on such a large scale across the whole industry. And we will intend to do that further and that will allow us to identify when there are methane emissions above --that are unexpected and allow us to very quickly go out and address those. So that's another big part of our climate risk strategy. This come about through technology that we've developed with a third-party, but we've now managed to get the cost of that technology Page 20 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 low enough that we can very quickly deploy across our largest --at sites in the Lower 48 and ultimately sites beyond the Lower 48. So that's a big part of the plan. Operator Thank you. Our next question comes from Josh Silverstein from Wolfe Research. Your line is now open. Q - Scott Hanold{BIO 6237956 <GO>} Yeah. Thanks. Good morning, guys. With the Concho acquisition, you're much more balanced now in terms of the proﬁle between unconventional and conventional production base, and the resource base, I think, was already kind of 50-50 around beforehand. I imagine, much of the growth coming forward is probably going to be from the unconventional base. But how do you see this playing out over time in terms of mix? And is there may be a limit to what you would want from a unconventional production base for the corporate part? A - Ryan Lance{BIO 16230855 <GO>} Well, I think, Josh, I'll let Matt chime in as well. We describe sort of what happens to our capital intensity or our decline rate. There is a little bit of increase as we transition to a bit more unconventional, but it stays very manageable because of the global diverse nature of the portfolio and the capital intensity of our large legacy businesses in Alaska and Norway, in Canada and what we're doing in Asia and in the Middle East. So while that mix starts to grow a little bit, as you describe, where we don't see the progression to the kinds of decline rates that pure play unconventional players have, so that whole mix is important to us and we keep a close eye on that as it grows over time, which is why, as Matt described, doing some of these big projects like Willow and being interested in a project like the North Field Expansion in Qatar, is pretty important to the Company to help balance that out and maintain the kind of proﬁle and decline rate and capital intensity in the Company going forward. A - Matt Fox{BIO 17224770 <GO>} And then, obviously, Josh, we're not bringing these assets into the portfolio to start from this capital. So there will be additional capital going in aggregate to the unconventionals. But then, neither do we bring them into the portfolio because we want to rush for growth. That will be completely counter to our underlying philosophy. So we will have a measured sort of growth rate in the unconventionals, we will continue to invest, as Ryan says, in our conventional business, and we'll keep this nice balance that we have in the Company of higher declining, lower declining, short cycle, longer cycle and that's what we believe is the right sort of mix to be a sustainable company through the next few decades, frankly, through the energy transition. Operator Thank you. Our next question comes from Jeoﬀrey Lambujon from TPH. Your line is now open. Page 21 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Q - Jeoﬀrey Lambujon {BIO 17871240 <GO>} Good morning. Thanks for squeezing me in and congratulations on the transaction. I just have one question on capital allocation and the ﬁnancial priorities. As we think about the ﬁfth priority, speciﬁcally in terms of capital going towards expanding cash ﬂow, can you just speak to the major parameters you consider around that in addition to cost of supply? I appreciate the comments around capital allocation across the priorities at $50 oil. I'm just trying to get a sense for what levels of production are reasonable to consider under diﬀerent commodity price scenarios? And also, more color on what the philosophy is around the marginal growth that you mentioned earlier? A - Ryan Lance{BIO 16230855 <GO>} Yeah. Jeﬀ, in addition to the cost of supply criterion, which is really the primary criterion frankly, we also look at the ﬂexibility of the capital investment, we look at the greenhouse gas intensity of the investment and we look at our organizational capacity, and we look at our operational eﬃciencies and synergies associated with that. So we look at it broadly across the spectrum. We're not ready yet to talk about an actual growth rate. I'm not sure if that's what you were getting at during the second part of your question. That will come over time as we pull our budgets together for 2021 and we look at our longer range plan beyond that. So it's a bit premature for us to talk about that at the moment. Yeah. Jeoﬀrey, we need to see what happens to this commodity price. I mean we don't --we need to see what recovery and what trajectory the commodity price is going to be on, and we won't get out ahead of that either. Q - Jeoﬀrey Lambujon {BIO 17871240 <GO>} Thank you. Operator Thank you. Our next question comes from Leo Mariani from KeyBanc. Your line is now open. Q - Leo Mariani{BIO 20899117 <GO>} Hey, guys. Wanted to dig in a little bit to the commentary that Concho is a more experienced Permian player as they've been there, I guess, for a handful of decades in prior incarnations. Certainly, it sounds like there is a belief that Conoco can see enhancements to their Permian business. I was wondering if maybe we could take a look at some metrics such as like well costs on a dollars per foot basis in terms of what Concho is maybe doing versus kind of what Conoco is doing? Just trying to come up with a way to maybe quantify some of those potential improvements. A - Matt Fox{BIO 17224770 <GO>} Yeah. I mean are a very eﬃcient operator in the Permian. They have been running more rigs than we have. They have had more experience in testing diﬀerent drilling and completions technologies. We are still in the very early stages. So we do believe that the combination will result in some serious capital synergies when we put two together. We haven't quantiﬁed that as part of our expectations yet, but the expectations are that we'll Page 22 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 be able to do. As things stand just now, Concho's drill and complete cost per well are lower than ours. We have some diﬀerences in the benches that we're drilling, there are some diﬀerences in our completion design, but when we put these two teams together, as I said in my opening remarks, that will be a key focus of the transition team as to as quickly as possible make sure that we are using best practices from both sides of the house so that we can get those currently unquantiﬁed capital synergies of them and get that to the bottom line as soon as we can. And I won't just be capital, it'll also be recovery, expected ultimate recovery improvements and getting that balance right between capital and recovery and looking at that and across the supply basis all-in. A - Ellen DeSanctis{BIO 2230093 <GO>} Sheryl, let me --pushing here, we'll take one more question. We're running little past our stop times. So one more question and we'll call it good. Operator Okay. Thank you. Our ﬁnal question comes from Welles Fitzpatrick from SunTrust [ph]. Your line is now open. Q - Unidentiﬁed Participant Hey. Good morning. Congrats, and thank you so much for squeezing me in. I just had two related questions. One, obviously you talked to a great base decline rate going from 10% to 12%. Could you maybe give us your thoughts on what the base plus instantaneous might look like? And then, the follow-up is, how should we think of that $5.1 billion sustaining capital going forward? Is that unique to '21, maybe because the ducts are pushing it down a little bit or maybe because the synergies are going to help out going forward? Could you just talk to what that might look like beyond '21? A - Matt Fox{BIO 17224770 <GO>} Yeah. The instantaneous decline rate goes up a bit. I don't have it in front of me just now, but I think it goes from about 20% to about 24% from recollection, the period of base decline rate when you take out that ﬁrst year eﬀect as that goes from 10% to 12%. I have to say that it doesn't go from 10% to 12% instantaneously, that's the average over the 10 years, it's less than that initially. In terms of the $5.1 billion sustaining capital, now that's the sustaining capital that if we simply wanted to sustain production for a decade, we could do that for $5.1 billion. In fact, I just found the number, it goes from 20% to 22%, the instantaneous decline rate initially. So it's not a signiﬁcant increase. And the underlying base decline doesn't actually increase signiﬁcantly in the past few years either. So it's the average that goes from 10% to 12%. So I think that decline rate is a modest increase, but of course that's what we'd expect. And we wanted to quantify that sort of for the analyst community out there, but the sustaining capital of $5.1 billion, we could do that for a decade if we thought that was the best strategy. A - Ellen DeSanctis{BIO 2230093 <GO>} Page 23 of 24 Bloomberg Transcript FINAL

Company Name: ConocoPhillips Company Ticker: COP US Equity Date: 2020-10-19 Sheryl, let me go ahead then and jump in here. We'll go ahead and wrap up the call. Appreciate everybody's time and attention this morning, also appreciate your support and certainly look forward to ongoing conversations with everybody. Again, thank you and have a great day. Be safe. Operator Thank you. Ladies and gentlemen, this now concludes today's conference. Thank you for your participation. You may now disconnect This transcript may not be 100 percent accurate and may contain misspellings and other inaccuracies. This transcript is provided "as is", without express or implied warranties of any kind. Bloomberg retains all rights to this transcript and provides it solely for your personal, non-commercial use. Bloomberg, its suppliers and third-party agents shall have no liability for errors in this transcript or for lost proﬁts, losses, or direct, indirect, incidental, consequential, special or punitive damages in connection with the furnishing, performance or use of such transcript. Neither the information nor any opinion expressed in this transcript constitutes a solicitation of the purchase or sale of securities or commodities. Any opinion expressed in the transcript does not necessarily reﬂect the views of Bloomberg LP. © COPYRIGHT 2020, BLOOMBERG LP. All rights reserved. Any reproduction, redistribution or retransmission is expressly prohibited. Page 24 of 24 Bloomberg Transcript FINAL

Forward-Looking Statements

This communication relates to a proposed business combination transaction between ConocoPhillips and Concho. Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. Words and phrases such as “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, the company expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond our control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in these forward-looking statements: the impact of public health crises, such as pandemics (including coronavirus (COVID-19)) and epidemics and any related company or government policies and actions to protect the health and safety of individuals or government policies or actions to maintain the functioning of national or global economies and markets; global and regional changes in the demand, supply, prices, differentials or other market conditions affecting oil and gas and the resulting actions in response to such changes, including changes resulting from the imposition or lifting of crude oil production quotas or other actions that might be imposed by the Organization of Petroleum Exporting Countries and other producing countries; changes in commodity prices; changes in expected levels of oil and gas reserves or production; operating hazards, drilling risks, unsuccessful exploratory activities; unexpected cost increases or technical difficulties in constructing, maintaining, or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; investment in and development of competing or alternative energy sources; disruptions or interruptions impacting the transportation for oil and gas production; international monetary conditions and exchange rate fluctuations; changes in international trade relationships, including the imposition of trade restrictions or tariffs on any materials or products (such as aluminum and steel) used in the operation of ConocoPhillips’ business; ConocoPhillips’ ability to collect payments when due under ConocoPhillips’ settlement agreement with PDVSA; ConocoPhillips’ ability to collect payments from the government of Venezuela as ordered by the ICSID; ConocoPhillips’ ability to liquidate the common stock issued to ConocoPhillips by Cenovus Energy Inc. at prices ConocoPhillips deems acceptable, or at all; ConocoPhillips’ ability to complete ConocoPhillips’ other announced dispositions or acquisitions on the timeline currently anticipated, if at all; the possibility that regulatory approvals for ConocoPhillips’ other announced dispositions or acquisitions will not be received on a timely basis, if at all, or that such approvals may require modification to the terms of such announced dispositions, acquisitions or ConocoPhillips’ remaining business; business disruptions during or following ConocoPhillips’ other announced dispositions or acquisitions, including the diversion of management time and attention; the ability to deploy net proceeds from such dispositions in the manner and timeframe ConocoPhillips currently anticipates, if at all; potential liability for remedial actions under existing or future environmental regulations and adverse results in litigation matters, including the potential for litigation related to the proposed transaction; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; general domestic and international economic and political conditions; changes in fiscal regime or tax, environmental and other laws applicable to the combined company’s business; disruptions resulting from extraordinary weather events, civil unrest, war, terrorism or a cyber attack; ConocoPhillips’ ability to successfully integrate Concho’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that ConocoPhillips or Concho will be unable to retain and hire key personnel; the risk associated with ConocoPhillips’ and Concho’s ability to obtain the approvals of their respective stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ConocoPhillips’ common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ConocoPhillips’ and Concho’s respective periodic reports and other filings with the SEC, including the risk factors contained in ConocoPhillips’ and Concho’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ConocoPhillips nor Concho undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ConocoPhillips intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ConocoPhillips and Concho and that also constitutes a prospectus of ConocoPhillips. Each of ConocoPhillips and Concho may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ConocoPhillips or Concho may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ConocoPhillips and Concho. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ConocoPhillips, Concho and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ConocoPhillips will be available free of charge on ConocoPhillips’ website at http://www.conocophillips.com or by contacting ConocoPhillips’ Investor Relations Department by email at investor.relations@conocophillips.com or by phone at 281-293-5000. Copies of the documents filed with the SEC by Concho will be available free of charge on Concho’s investor relations website at https://ir.concho.com/investors/.

Participants in the Solicitation

ConocoPhillips, Concho and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ConocoPhillips, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ConocoPhillips’ proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 30, 2020, and ConocoPhillips’ Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 18, 2020, as well as in Forms 8-K filed by ConocoPhillips with the SEC on May 20, 2020 and September 8, 2020, respectively. Information about the directors and executive officers of Concho, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Concho’s proxy statement for its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2020, and Concho’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on February 19, 2020. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ConocoPhillips or Concho using the sources indicated above.